# Annual Report

## Cover Page

Name of issuer:

Soulmate Brewing Company

Legal status of issuer:

Form:  Corporation

Jurisdiction of Incorporation/Organization:  VT

Date of organization:  4/26/2019

Physical address of issuer:

74 Portland Street
Morrisville VT 05661

Website of issuer:

http://soulmatebrewing.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

|  | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $767,817.00 | $842,075.00 |
| Cash & Cash Equivalents: | $19,840.00 | $4,740.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Current Liabilities: | $83,531.00 | $27,976.00 |
| Non-Current Liabilities: | $696,900.00 | $729,609.00 |
| Revenues/Sales: | $358,545.00 | $63,057.00 |
| Cost of Goods Sold: | $103,764.00 | $31,626.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($97,104.00) | ($121,475.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

---

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer:

Soulmate Brewing Company

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Carol Mogor | Occupational Therapy | self | 2019 |
| Jonathan Mogor | CEO | Soulmate Brewing Company | 2019 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Carol Mogor | Vice President | 2019 |
| Jonathan Mogor | President | 2019 |
| Jonathan Mogor | CEO | 2019 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the

most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Jonathan Mogor | 750000.0 Common Stock | 75.0 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Shortages. Since Covid we have witnessed can shortages, regional Co2 shortages, increases in grain costs and shortages in some hops varieties. The can shortage has subsided, and we have been seeing wheat prices slowly come down. We have an experienced brew team which will allow us to make a variety of beers with whatever grains are available. The canning companies we will contract with until it makes sense for us to purchase our own canning equipment have plenty of cans for all of their clients and never ran out of supply throughout the can shortage.

Lack of staff. It is a challenging time for many businesses seeking qualified staff. What we have in our favor is our location within the state of Vermont. Residential units, both owned and rentals, outnumber businesses in Morrisville. It is a desirable community to live and work in and when we take into consideration gas prices, there are hundreds of amazing and qualified people in the hospitality industry who work in other towns that will save $200-$400 a month in gas and insurance as many could walk to the brewery.

Competition- there are two other breweries in the town. Both set up differently than our location with one primarily focused on distribution and the other with a nice outside venue for the season with an intimate indoor year-round seating area. In Vermont, the craft beer industry is well supported by the local community and the tourism industry. There are beer tours, brewery guide maps and lots of collaboration. We are strategically located in the historic downtown village area and feel our business model will provide a different venue in our own way while being another reason for people to visit not just us but the other breweries available to them.

Economic downturn- The reality is higher gas prices do take a bite out of disposable income and for many people going out for luxury meals and vacations are usually top on the list for expenditures reduced. Sales of alcohol actually increase during times of stress. We are opening Soulmate for celebratory reasons, but the facts are still indisputable about sales across the board for alcohol in good and bad times. Craft beer fans enjoy the unique quality of craft beer, especially in Vermont.

Death/Loss of one or both of the founders. We have to be realistic that life brings both good and bad news. The only guarantees in life are death and taxes! We have planned for contingencies in the event something were to happen to either or both of us so that Soulmate Brewing continues to operate into the future for our family and yours.

Damage to our facility which would prevent or delay operations. We have witnessed issues with other manufacturing operations across a plethora of industries which impacted every aspect of the business and the staff employed by the company. We discussed insurance options available on the market with multiple agents and found a policy which covers loss of the building, equipment, sales, income etc. We have a solid policy in place and contract brewing operations who could fill in the gap to help minimize a loss of sales on the distribution side while we rebuild with the funds from a claim.

Carol Mogor is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

## DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

**Securities     Securities**

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 6,000,000 | 1,000,000 | Yes ⌄ |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | Total Pool:      Issued: |

24. Describe the material terms of any indebtedness of the issuer:

None.

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 12/2019 | Section 4(a)(2) | Common stock | $75,000 | General operations |
| 3/2021 | Regulation Crowdfunding | Priced Round | $128,674 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Jonathan & Carol Mogor |
| **Amount Invested** | $386,544.00 |
| **Transaction type** | Loan |
| **Issue date** | 04/12/23 |
| **Outstanding principal plus interest** | $250,000.00 as of 04/16/23 |
| **Interest rate** | 0.0% per annum |
| **Maturity date** | 04/30/28 |
| **Relationship** | founders |

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

Multi Medal winning Soulmate Brewing Company brewing liquid gold in the Green Mountains

Soulmate Brewing Company currently operates as a beer manufacturer and plans to expand its product line to include seltzer, mead, and cider, targeting both taproom sales and broader distribution. Based in Vermont, the Company's strategic goal is to evolve into a national brand.

**Milestones**

Soulmate Brewing Company was formed as a Domestic Limited Liability Company in Vermont on April 26, 2019, and converted to a corporation on March 4, 2020.Since then, we have:

- Award-winning portfolio with 19 medals—and counting.

- Diverse beer styles appeal to broad and evolving tastes.

- Proven excellence in both product and guest experience.

- Relatable brand identity unmatched in the beer industry.

- Soulmate is a beer brand made for everyone

- Industry-leading marketing drives deep brand loyalty.

- Strong consumer demand fueling expansion options.

## Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $358,545 compared to the year ended December 31, 2023, when the Company had revenues of $63,057. Our gross margin was 71.06% in fiscal year 2024, and 49.85% in 2023.

- *Assets.* As of December 31, 2024, the Company had total assets of $767,817, including $19,840 in cash. As of December 31, 2023, the Company had $842,075 in total assets, including $4,740 in cash.

- *Net Loss.* The Company has had net losses of $97,104 and net losses of $121,475 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $780,431 for the fiscal year ended December 31, 2024 and $757,585 for the fiscal year ended December 31, 2023.

## Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

## Liquidity & Capital Resources

To-date, the company has been financed with $691,544 in debt and $203,674 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

Soulmate Brewing Company cash in hand is $10,000, as of November 2025. Over the last three months, revenues have averaged $23,500/month, cost of goods sold has averaged $10,000/month, and operational expenses have averaged $9,000/month, for an average net margin of $4,500 per month. Our intent is to be profitable in 18 months.

Since the date of our last financial reporting, we have seen consistent month-over-month growth compared to the prior year, driven by increased brand recognition and a rise in repeat customer visits. This positive trend is supported by our expanding presence in the Vermont craft beverage market and stronger community engagement.We have also made steady progress in reducing our VCLF loan, aligning with our long-term objective of operating as a debt-free business. Each month, we are lowering our financial liabilities, improving our overall financial health.A significant operational change has been our entry into the food service business. Originally, this was not part of our strategic plan, but became necessary when our former food partner was unable to continue. While this shift introduced new costs related to staffing, food supplies, utilities, and insurance, it has allowed us to maintain and even grow our taproom traffic by offering a more complete guest experience.Overall, while the addition of food service has added complexity and expenses, it also positions us for greater customer retention and increased revenue per visitor, supporting our long-term growth strategy.

We anticipate our monthly retail revenue to remain in the range of $20,000 to $24,000, with gradual increases as our brand recognition continues to grow. Since entering our third year of operations (as of July 29, 2025), we've seen the kind of organic growth typical for established craft breweries, with more consistent customer traffic and stronger local brand loyalty.We expect an additional $10,000–$20,000 per month in revenue from distribution, as we expand our presence in Vermont and build upon early sales in Florida. While distribution revenue will take time to stabilize, we already have interest from retail partners requesting our products, which is a promising indicator of traction in these channels.

On the expense side, our operating costs have remained relatively stable, with seasonal fluctuations in utility costs

relatively stable, with seasonal fluctuations in utility costs (heating in winter, air conditioning in summer). Recent tariff-related supply chain challenges have required us to diversify our material sourcing, but we've managed to maintain our cost structure without passing increases on to customers.Additionally, we recently invested in in-house canning equipment, which has reduced our dependency on a third-party mobile canning service. This move will generate cost savings in the medium term and improve production flexibility.

Overall, we expect gradual revenue growth over the next 3–6 months, while operating expenses remaining approximately the same in the same period, improving margins due to production efficiencies and expanding distribution.
We fluctuate around profitability--some months we are profitable, some months we are not. We aim to reach a point of consistent profitability 24 months from now. We expect to need approximately $550k in capital in order to reach that point. We are not profitable as we are not yet open. Our funding goals with this raise are to reduce our sort term loans which would put us on a path towards profitability. Our priority is to be a debt free company so we can focus on growing Soulmate Brewing into a regional and then national brand.

We have been self funding all expenses for the brewery and have been prepared to do so since the day we drafted the business plan.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jonathan Mogor, certify that:

(1) the financial statements of Soulmate Brewing Company included in this Form are true and complete in all material respects ; and

(2) the financial information of Soulmate Brewing Company included in this Form reflects accurately the information reported on the tax return for Soulmate Brewing Company filed for the most recently completed fiscal year.

*Jonathan Mogor*
~~CEO~~

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of

Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future,

Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://soulmatebrewing.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Carol Mogor
Jonathan Mogor

Appendix E: Supporting Documents

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Soulmate Brewing Subscription Agreement 11.11.20

Early Bird Soulmate Early Bird Brewing Subscription Agreement 11.11.20

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Carol Mogor

Jonathan Mogor

Appendix E: Supporting Documents

*Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not* *submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.*

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.*

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

*I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.*

*As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.*

**Before you click on the button below, please review the information you have provided carefully.**

**We strongly recommend you have your company's lawyer review the information as well. The company submitting this Annual Report is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.**

**☑ I verify the Annual Report is 100% accurate**

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Soulmate Brewing Company

By

*Jonathan Mogor*

Founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Jonathan Mogor*

Founder and CEO
11/21/2025

*Carol Mogor*

Vice President
11/21/2025

*The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*